November 5, 2019

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

       Re: Guardion Health Sciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2019
           File No. 001-38861

Dear Mr. Favish:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    David Sunkin